FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number: 0-30324

Radware Ltd.
(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Announces Fourth Quarter 2011 Earnings Conference Call

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: January 3rd, 2012	By:	/s/ Meir Moshe
Meir Moshe
Chief Financial Officer

Radware Ltd. Meir Moshe Tel: +972-3 766-8610 Corporate Media Relations: Michael Lordi +1 201 785 3206 (office) +1 201-574-3840 (cell) mikel@radware.com

FOR IMMEDIATE RELEASE

Radware Announces Fourth Quarter 2011 Earnings Conference Call

TEL AVIV, ISRAEL; January 3, 2012  --  Radware (NASDAQ: RDWR), a leading provider of application delivery and application security solutions for virtual and cloud data centers, today announced that it has organized its Earnings call to present its fourth quarter 2011 financial results.

Earnings Conference Call Details
Radware management will host a call Wednesday, February 1, 2012 at 08:45am ET to discuss fourth quarter 2011 results and update the company’s outlook for 2012. Please call one of the following dial-in numbers to participate:

Participants in the US call: Toll Free (877) 392-9880

Participants Internationally call: +1 (760) 666-3769

Please find a link to the upcoming webcast presentation on the following web page:
http://www.radware.com/Company/InvestorRelations/default.aspx

About Radware

Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers.  Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility.  Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on; LinkedIn, Radware Blog, Twitter, YouTube and the Radware Connect app for iPhone®.

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This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations and projections that involve a number of risks and uncertainties.  There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates.  These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made and Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.